
St. Jude
RESOURCES LTD.


05009532

1st Quarter Interim Financial Statements - April 30, 2005

Unaudited - Prepared by Management
Not reviewed by an Independent Auditor

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the three month period ended April 30, 2005. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is June 29, 2005. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has seven active gold exploration projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, the Goulagou and Rounga projects are in the north central region of Burkina Faso, and the Tialkam and Deba are located in Niger. During the accounting period in question, exploration activities by the company have advanced all of our projects.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of $7.6 million, as compared to working capital of approximately $9.6 million on hand at January 31, 2005. The amount of working capital the company had on hand at the end of its 1st quarter ended April 30, 2005 is net of corporate and exploration expenditures of the company's West African projects. During the quarter in question, the company carried out aggressive exploration campaigns on its projects in Ghana, Burkina Faso and Niger, where a total of $2.1 million exploration expenditures were expensed during the reporting period. As at April 30, 2005, the company recorded a loss of $2,303,500.

RESULTS OF OPERATIONS

The company incurred a net loss of $2,303,500 during the quarter in question, compared to a net loss of $1,640,042 for the previous year. This resulted in a net loss of $0.059 per share, (2004 - $0.044). The loss includes exploration expenditures of $2,118,659, (2004 - $1,433,235).

Expenses during the financial period ended April 30, 2005 were $2,356,272, (2004 - $1,668,014). The significant increase in expenses is primarily related to the increase of exploration activities. Management fees increased slightly over the quarter, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and employee benefits for the quarter were $47,822, compared to last year of $24,340. The increase in wages and employee benefits is due the addition of the C.F.O. Promotion and advertising, as well as travel costs, decreased over the quarter. Investor communications costs also decreased during the quarter due to the fact that most of our investor relations activities are being carried out by in-house staff rather than being outsourced. On the income side, interest earnings were up significantly at $54,552 (2004 - $25,324). This is directly related to an increase in cash on hand.

MINERAL PROPERTIES

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the quarter in question, the company expensed $13,208,842 in exploration costs at the Hwini-Butre project. As at April 30, 2005, the company's total deferred acquisition costs were $744,448, and total expenses at Hwini-Butre were $13,955,446. These expenses included drilling, extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), and at the Abada target in the north, where a qualified independent consulting firm calculated an updated resource estimate which establishes a Measured and Indicated gold

resource of 829,000 ounces, plus an additional Inferred resource of 14,000 ounces. This represents a 47.5% increase in the Measured and Indicated resource category at Hwini-Butre.

The Hwini-Butre project remains prospective for additional resources. Other significant prospective targets include Seikrom, Semkrom, Briminsu and Apatunso.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed), and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest, however if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous agreement which is in good standing, wherein St. Jude has acquired an 80% interest, the original Ghanaian entity retains a 10% carried interest, and the Government of Ghana has its standard 10% interest.

The company is presently proceeding with further exploration activities, while at the same time, completing studies which will be compiled in a feasibility study, as well as our mining lease application.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the current quarter, the company had exploration expenditures of $7,492,885. As at April 30, 2005, the company's deferred acquisition costs were $2,994,070 and the total exploration expenditures at the Benso project were $7,678,608. On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. During the period in question, the company carried out drilling and metallurgical work to advance the progress of an initial resource estimate at Benso. On October 28, 2004, the company released an initial resource estimate on the Benso property. The resource estimate was based on drill results from Subriso East, Subriso West, Subriso Central, and G and I zones, where an independent consultant (Watts Griffis McOuat) calculated a total Measured and Indicated mineral resource of 487,000 ounces (5,264,400 tonnes grading 2.87 g/t au, plus an additional Inferred resource of 11,000 ounces).

The company also released results of metallurgical testing from both the Hwini-Butre and Benso deposits which indicated gold recoveries are above 95% and that the ore contained in these deposits is non-refractory.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the quarter in question, the company had exploration expenditures of $3,195,169. As at April 30, 2005, the company's deferred acquisition costs were $247,656 and exploration expenditures were $3,869,940. These expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. Channel Resources Limited ("CRL") completed over 20,000 meters of drilling and calculated an Inferred resource of 774,700 ounces. No independent verification of this historical data by a Qualified Person has been performed and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been on the project since December 2002 and all of our exploration results correlate well with the CRL data. This leads the company to believe that the exploration carried out by CRL was done in a professional and diligent manner and is therefore relevant. However, this historical resource estimate was prepared prior to National Instrument 43-101 and therefore, should not be relied upon.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (five annual payments of US $60,000.00 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

The company is in the process of carrying out in-fill and exploration drilling. Metallurgical test results have been carried out at McClelland Labs in Reno Nevada. Gold recoveries averaged over 85% in column leach tests with over 95% of the recoverable gold leaching out of the samples in 15 days or less. These positive results indicate that the Goulagou deposit is amenable to low cost heap leach processing techniques.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the first quarter 2004. This is a new grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are substantial in size (100's of millions of tons), however to date, the company has not investigated the economic potential of the iron component of this project.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. A phase I geochemical survey has identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters -1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

At the present time, the company is in the process of converting the reconnaissance licence to a prospecting licence. The company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Niger, West Africa: In September 2004, the Ministry of Mines directly granted the Deba and Tialkam prospecting permits to the company. The Deba and Tialkam permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometers. The permits cover 90 kilometers of this corridor, with areas of 742 sq. km. and 1,100 sq. km. respectively, (700 sq. miles). The company is presently carrying out a first phase diamond drill program to test high priority drill targets which have been identified by previous exploration. Prior to the current quarter in question, the company had exploration expenditures of $143,223. As at April 30, 2005, the company's deferred acquisition costs were $101,099 and exploration expenditures were $587,641.

All of the company's exploration programs in Ghana, Burkina Faso and Niger are designed and completed under the supervision of George A. Flach, B.SC., P.Geo.

The tables set out in the notes to the interim financial statements for the period ended April 30, 2005, entitled Consolidated Schedule of Exploration Expenditures, provides a detailed analysis of the expenditures referred to above on a property-by-property basis.

QUARTERLY RESULTS

Selected consolidated financial information for the last eight quarters (restated):

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	April 30, 2005	January 31, 2005	October 31, 2004	July 31, 2004
Consulting	$ -	$ -	$ -	$ -
Interest income	54,552	69,925	74,450	34,939
Total revenue	$ 54,552	$ 69,925	$ 74,450	$ 34,939
Exploration expenses	$ 2,118,659	$ 1,118,156	$ 1,255,643	$ 2,179,513
Net loss	$ 2,303,450	$ 1,325,666	$ 2,775,481	$ 2,399,286
Basic and diluted net loss per share	$ 0.059	$ 0.035	$ 0.072	$ 0.064

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003
Consulting	$ -	$ -	$ -	$ 49,610
Interest income	25,324	51,747	2,819	6,015
Total revenue	$ 25,324	$ 51,747	$ 2,819	$ 55,625
Exploration expenses	$ 1,433,235	$ 975,001	$ 802,437	$ 825,359
Net loss	$ 1,640,042	$ 3,606,214	$ 1,112,846	$ 1,010,154
Basic and diluted net loss per share	$ 0.044	$ 0.106	$ 0.048	$ 0.045

An analysis of the results over the last eight quarters shows a variation in the net loss due to the expensing of exploration expenditures and recording of stock based compensation expense in Q3-2005 - $1,402,677 and Q4-2004 - $2,236,386. This expense is recorded in these quarters due to the timing of the grant of options. In Q4-

2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. The company stopped consolidating its financial statements with i to i logistics inc. at the end of Q2-2003. As a result, it is not anticipated that there will be any further consulting income on the company's financial statements. Interest income is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. The company finances exploration and development activities by raising capital from equity markets at the present time.

As at April 30, 2005, the company had working capital of $7,608,570, compared to $9,583,707 at January 31, 2005.

Director and the employees of the company exercised stock options for 891,700 class "A" common shares, for an aggregate cash consideration of $293,627.

There were 4,340 agent compensation warrants exercised to acquire 4,340 class "A" common shares, for a total cash consideration of $8,680.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2006 - $28,647
2007- $16,709

The company also has an agreement with Bluestar Management Inc., a company owned by the President and C.E.O. of St. Jude Resources Ltd., to acquire management services for $17,500 per month to November 30, 2004. Commencing December 1, 2004 services are acquired for $20,833 per month to July 2007.

On January 24, 2005, the company entered into a six-month Financial Advisory Agreement with Salman Partners Inc. and Haywood Securities Inc. to provide services relating to raising funds for the company. The terms of the agreement call for a non-refundable financial advisory fee of $25,000 payable on the signing of the agreement, a monthly financial advisory fee of $10,000, and 5% of gross proceeds, in a reducing scale, on funds raised pursuant to the Financial Advisory Agreement.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements, other than the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

A total of $62,500 was paid for management services to Bluestar Management Inc., a company controlled by the President and C.E.O of the company.

A total of $12,000 was paid to W.K. Mining Services, a company controlled by a director of the company, for consulting work for engineering services.

OUTSTANDING SHARE DATA

As at June 29, 2005, the company had outstanding:

- 39,319,324 issued and outstanding shares;
- 3,888,300 directors & employee incentive stock options;
- 5,395,660 share purchase warrants.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The company has used historical data to determine volatility in accordance with Black-Scholes modeling however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did not change its accounting policy during the quarter in question. However, the company did change its accounting policy with respect to accounting for exploration expenditures and capital equipment during the 4th quarter of fiscal 2005. In prior periods, acquisition, exploration expenditures and capital equipment were capitalized to mineral properties. Under the current policy, exploration expenditures are expensed, while acquisition expenditures are capitalized, and capital equipment is included with equipment. This is consistent with the way most of the mining companies in North America account for exploration activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts, are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

ST. JUDE RESOURCES LTD.
Consolidated Balance Sheets
As at April 30, 2005 and January 31, 2005

	April 30, 2005 (Unaudited)	January 31, 2005 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,565,095	$ 2,804,714
Short-term investments	6,939,506	7,000,774
Accounts receivable	11,908	12,202
Interest receivable	119,879	101,298
Income taxes recoverable	838	838
Prepaid expenses	22,098	3,581
	8,659,324	9,923,407
Mineral properties (note 2)	4,107,273	4,107,273
Equipment	760,210	755,430
Less accumulated amortization	(349,287)	(318,451)
	410,923	436,979
	$ 13,177,520	$ 14,467,659
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 1,050,754	$ 339,700
Shareholders' Equity:		
Share capital (note 3)	52,775,523	52,179,628
Contributed surplus (note 4)	5,306,341	5,599,929
Deficit	(45,955,098)	(43,651,598)
	12,126,766	14,127,959
	$ 13,177,520	$ 14,467,659

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Three Month Period Ended April 30, 2005 and 2004

	April 30, 2005	April 30, 2004 (Restated, note 1)
Expenses:		
Exploration expense (schedule 1)	$ 2,118,659	$ 1,433,235
Management fees (note 5)	62,500	52,500
Wages and benefits	47,822	24,340
Consulting fees	43,000	44,714
Promotion and advertising	18,783	46,604
Office	16,946	16,723
Professional fees	15,576	652
Rent	11,378	11,269
Travel	7,613	19,456
Administration	7,133	9,253
Amortization	3,331	3,065
Investor communication	1,944	5,084
Bank charges and interest	1,587	1,119
	2,356,272	1,668,014
Income:		
Interest	54,552	25,324
Foreign exchange gain / (loss)	(1,780)	2,648
	52,772	27,972
Net loss	(2,303,500)	(1,640,042)
Deficit, beginning of period	43,651,598	35,523,156
Deficit, end of period	$ 45,955,098	$ 37,163,198

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Three Month Period Ended April 30, 2005 and 2004

	April 30, 2005	April 30, 2004 (Restated, note 1)
Cash provided by (used in):		
Operations:		
Net income / (loss)	**$ (2,303,500)**	$ (1,640,042)
Amortization	**3,331**	3,065
Amortization exploration (schedule 1)	**27,505**	21,697
Change in non-cash operating working capital:		
Accounts receivable	**294**	(5,012)
Interest receivable	**(18,581)**	-
Income taxes recoverable	**-**	(930)
Prepaid expenses	**(18,517)**	(67,145)
Accounts payable and accrued liabilities	**711,054**	(127,727)
	(1,598,414)	(1,560,640)
Investments:		
Short-term investments	**61,268**	-
Additions to mineral properties	**-**	(214,373)
Additions to equipment	**(4,780)**	(150,277)
	56,488	(364,650)
Financing:		
Issuance of class "A" shares	**302,307**	9,000
Increase (decrease) in cash	**(1,239,619)**	(1,916,290)
Cash and cash equivalents, beginning of period	**2,804,714**	16,692,878
Cash and cash equivalents, end of period	**$ 1,565,095**	$ 14,776,588
Supplementary Information:		
Non-cash investing and financing activities:		
Issued 950,000 common shares to acquire remainder of Benso concession, which is included with mineral properties.	**$ -**	$ 2,280,000

See accompanying notes to consolidated interim financial statements.

1. **Basis of Presentation:** The interim unaudited consolidated financial statements of St. Jude Resources Ltd. do not contain all the disclosure required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended January 31, 2005. These interim consolidated financial statements have been prepared based on the same accounting policies and methods as those used in the January 31, 2005 accounts.

   The comparative figures of the April 30, 2004 quarter have been restated to reflect the change in accounting policy effected at January 31, 2005 for exploration expenditures. Exploration expenditures are expensed as they are incurred.

2. **Mineral Properties:**

Acquisition costs:	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Balance, January 31, 2005	$ 744,448	$ 2,994,070	$ 20,000	$ 247,656	$ 101,099	$ 4,107,273
Incurred during the period	-	-	-	-	-	-
Balance, April 30, 2005	$ 744,448	$ 2,994,070	$ 20,000	$ 247,656	$ 101,099	$ 4,107,273

3. **Share Capital:**

   a) **Issued shares:**

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common voting shares without par value		
Issued:		
Class A common voting shares:		
Balance January 31, 2004	36,142,177	$48,585,601
Shares for acquisition of mineral property	950,000	2,280,000
Exercise of employee stock options	250,000	197,750
Allocation from contributed surplus upon exercise of stock options	-	157,114
Exercise of warrants	1,081,107	947,904
Allocation from contributed surplus upon exercise of warrants		11,259
Balance January 31, 2005	38,423,284	52,179,628
Exercise of employee and directors stock options	891,700	293,627
Allocation from contributed surplus upon exercise of stock options	-	285,233
Exercise of warrants	4,340	8,680
Allocation from contributed surplus upon exercise of warrants	-	8,355
Balance April 30, 2005	39,319,324	52,775,523

   b) **Options:** During the quarter, employee and director stock options were exercised for 891,700 common shares, for aggregate cash consideration of $293,627. As at April 30, 2005 following incentive stock options were outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding January 31, 2005	4,780,000	$1.26
Exercised	(891,700)	(0.329)
Balance April 30, 2005	3,888,300	$1.47

The following table summarizes incentive stock options outstanding at April 30, 2005:

	Exercise Price	Number of Options Outstanding and Exercisable	Average Remaining Life in Years
Directors' options	$ 0.21	77,500	1.79
Directors' options	$ 1.80	800,000	3.50
Directors' options	$ 1.31	450,000	4.40
Employee options	$ 0.21	167,500	1.79
Employee options	$ 1.30	290,000	0.71
Employee options	$ 1.80	1,050,000	3.50
Employee options	$ 1.31	1,053,300	4.40
		3,888,300	

c) **Warrants:** During the quarter ended April 30 2005, 4,340 agent compensation warrants were exercised to acquire 4,340 common shares, for a total cash consideration of $8,680. As at April 30, 2005, the following share purchase warrants were outstanding:

	Expiry Date	Exercise Price	April 30, 2005 Number of Shares	January 31, 2005 Number of Shares
Agents compensation warrants	November 20, 2005	$2.00	895,660	900,000
Share purchase warrants	November 20, 2008	$3.00	4,500,000	4,500,000
Total			**5,395,660**	**5,400,000**

4. **Contributed Surplus:**

	April 30, 2005	January 31, 2005
Opening Balance	$5,599,929	$4,365,625
Options granted	-	1,402,677
Warrants granted	-	-
Options exercised	(285,233)	(157,114)
Warrants exercised	(8,355)	(11,259)
Ending balance	$5,306,341	$5,599,929

5. **Related Party Transactions:** Related party transactions not disclosed elsewhere in these financial statements, for the three month period ended April 30, 2005 are as follows:

a) A total of $62,500 was paid for management services to Bluestar Management Inc, a company controlled by the President and C.E.O of the company.

b) A total of $12,000 was paid to WK Mining Services, a company controlled by a director of the company for consulting fees for work provided on exploration projects charged to exploration expenditures.

SCHEDULE 1

Exploration Expenditures - April 30, 2005

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 19,011	$ 1,429	$ 3,534	$ 2,476	$ 1,055	$ 27,505
Consulting/personnel	150,593	22,957	23,222	115,231	44,008	356,011
Consumable field equipment	12,336	770	2,309	10,621	-	26,036
Drilling	342,032	150,023	8,530	484,581	361,876	1,347,042
Geochemical surveys	18,602	1,163	3,488	-	2,864	26,117
Line cutting & clearing	1,906	119	357	-	-	2,382
Soil sampling, trenching & pitting	80,897	774	3,261	6,771	10,865	102,568
Support services	121,227	8,488	22,442	55,091	23,750	230,998
Total expenditures	746,604	185,723	67,143	674,771	444,418	2,118,659
Balance, January 31, 2005	13,208,842	7,492,885	175,739	3,195,169	143,223	24,215,858
Balance, April 30, 2005	$ 13,955,446	$ 7,678,608	$ 242,882	$ 3,869,940	$ 587,641	$ 26,334,517

Exploration Expenditures - April 30, 2004

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 3,632	$ 14,528	$ -	$ 3,537	$ -	$ 21,697
Consulting/personnel	19,570	86,065	4,852	78,973	-	189,460
Consumable field equipment	2,746	258	-	3,215	-	6,219
Drilling	1,214	434,206	-	424,553	-	859,973
Geological mapping	23,566	23,566	-	-	-	47,132
Line cutting & clearing	99	2,756	-	-	-	2,855
Soil sampling, trenching & pitting	2	16,589	44,871	4,951	-	66,413
Support services	17,015	187,134	20,661	14,676	-	239,486
Total expenditures	67,844	765,102	70,384	529,905	-	1,433,235
Balance, January 31, 2004	11,901,552	4,996,484	36,969	1,294,306	-	18,229,311
Balance, April 30, 2004	$ 11,969,396	$ 5,761,586	$ 107,353	$ 1,824,211	$ -	$ 19,662,546


St.Jude
RESOURCES LTD.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager Robert J. Griffis, Ph.D., P. Eng.: General Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Senior Geologist Richard Zongo: Project Geologist, Niger Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com